UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2019
Commission File Number:  000-24027

NXT Energy Solutions Inc. (Translation of registrant's name into English)

Suite 302, 3320-17th Avenue S.W. Calgary, Alberta T3E 0B4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:
99.1     Consolidated Financial Statements for the three and nine month periods ended September 30, 2019
99.2     Management’s Discussion and Analysis (“MD&A”) for the three and nine month periods ended September 30, 2019
99.3     Certification Of Interim Filings CEO
99.4     Certification Of Interim Filings CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: November __, 2019	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Chief Financial Officer